Ning Zhang

Partner

+852.3551.8690

ning.zhang@morganlewis.com

December 16, 2020

Mr. Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Meten EdtechX Education Group Ltd. Schedule TO-I Filed December 7, 2020 File No. 5-91479

Dear Mr. Hindin:

On behalf of Meten EdtechX Education Group Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 11, 2020, relating to the above-captioned Schedule TO-I (“Schedule TO”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

References in this letter to the “Offer to Exercise” are to the Offer to Exercise included as Exhibit (a)(1)(B) to the Schedule TO. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Exercise.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,
William Ho, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:
Eli Gao (New York), Maurice Hoo (California),
Alice Huang (California), Mathew Lewis (New York),
Suet-Fern Lim (Singapore), Louise Liu (New York),
Christopher Wells (California), and Ning Zhang (New York)	Suites 1902-09, 19th Floor
Edinburgh Tower, The Landmark
*China-Appointed Attesting Officer	15 Queen's Road Central	+852.3551.8500
#Notary Public of Hong Kong	Hong Kong	+852.3006.4346

Mr. Perry Hindin

December 16, 2020

Offer to Exercise

Section 1. Forward Looking Statements, page 53

1.	We note the disclosure in the third sentence of the first paragraph on page 53. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise the disclosure accordingly.

We have revised the disclosure included in the Forward-Looking Statements section of the Offer to Purchase to delete reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Section 6. Conditions to the Offer to Exercise, page 56

2.	Refer to paragraph (iii) of this section. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If you are referring to a non-U.S. jurisdiction, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e 4(f)(8)(i). We view Exchange Act Rule 13e 4(f)(9)(ii) as permitting the exclusion of only those Warrant holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law. If this language is intended to apply to Warrant holders located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of Exchange Act Release No. 58957 (October 8, 2008). Please either advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) or revise the disclosure here consistent with Rule 13e-4(f)(8).

Pursuant to Rule 13e-4(f)(9)(ii), the application of Rule 13e-4(f)(8)(i) shall not “[p]rohibit an issuer of affiliate from making a tender offer excluding all security holders in a state where the issuer or affiliate is prohibited from making the tender offer by administrative or judicial action pursuant to a state statute after a good faith effort by the issuer or affiliate to comply with such statute.” In order to clarify that the Company is referring only to excluding shareholders of the Company in a U.S. state pursuant to Rule 13-4(f)(9)(ii), paragraph (iii) of the section entitled “Conditions on the Offer to Exercise” on page 56 of the Offer to Exercise will be amended to replace “jurisdiction” with “state” in all places. The revised paragraph read as follows: “In addition, we are not making this Offer to Exercise to, nor will we accept any Election to Participate and Exercise Warrants from or on behalf of, Warrant holders in any state where the Company is prohibited from making the Offer to Exercise by administrative or judicial action pursuant to a state statute after a good faith effort by the Company to comply with such statute.”

3.	Please advise how paragraph (iv) constitutes a condition to the Offer to Exercise. It appears that Warrant holders electing to exercise their Warrants following the procedures described in the Offer to Exercise is analogous to holders in a cash tender offer tendering their securities. In addition, it is unclear why paragraph (iv) is necessary given paragraph (ii).

We have revised the disclosure to remove paragraph (iv).

Mr. Perry Hindin

December 16, 2020

4.	Paragraph (v) requires that holders of the Placement Warrants and the Post-Merger Warrants complete the Accredited Investor Questionnaire. This language suggests that the Offer to Exercise is limited to persons who are accredited investors. Please provide an analysis as to how limiting the offer to persons who are accredited investors complies with Exchange Act Rule 13e-4(f)(8)(i) which requires that the offer be open to all security holders.

We note the Staff’s comments and respectfully advise that Staff that the offer is open to all holders of Warrants in compliance with Rule 13e-4(f)(8)(i).

The Company previously registered the exercise of the IPO Warrants and the exercise of the Placement Warrants and Post-Merger Warrants if they are held by anyone other than the original holders or their affiliates on Form F-1 (Registration No. 333-240081). However, the initial issuance and exercise of the Placement Warrants and Post-Merger Warrants by the original holders of such warrants has not been registered. As such, the Company intends to rely on Section 4(a)(2) of the Securities Act for an exemption of the Offer to Exercise and the issuance of the underlying ordinary shares to the original holders of the Placement Warrants and Post-Merger Warrants. Based on their prior representations, the Company anticipates that each of the holders of Placement Warrants and Post-Merger Warrants are accredited investors, and that said Offer to Exercise will qualify for an exemption from registration under the Securities Act. Further, the Company does not anticipate that any holder of Placement Warrants or Post-Merger Warrants who desires to participate in the Offer to Exercise will fail to continue to qualify as an accredited investor. However, the Company will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Placement Warrant or Post-Merger Warrant holders if the Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer to Exercise for the Placement Warrants or Post-Merger Warrants is not available under the Securities Act and therefore the Company may not consummate the transactions contemplated by the Offer to Exercise in such case. Accordingly, the Offer to Exercise is not limited to accredited investors.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Ning Zhang
Ning Zhang

EDC